Textmunications Holdings, Inc.
1940 Contra Costa Boulevard
Pleasent Hill, CA, 84523

July 16, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Maryse Mills-Apenteng

Re:         Textmunication Holdings, Inc.
Registration Statement on Form S-1
Filed June 6, 2014
File No. 333-196598

Dear Mr. Mills-Apenteng:

I write on behalf of Textmunication Holdings, Inc., (the “Company”) in response to Staff’s letter of July 3, 2014, by Maryse Mills-Apenteng,  Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1, filed July 11, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1. We note that the corporate name used in your registration statement, i.e., Textmunications Holdings, Inc., is inconsistent with the corporate name identified in your articles of incorporation, i.e., Textmunication Holdings, Inc. Please reconcile or advise.

In response to this comment, the Company amended the registration statement to include the correct name, Textmunication Holdings, Inc.

2. We note that you seek to register up to 10 million shares of common stock pursuant to an equity distribution agreement with Creative Capital Ventures Ltd. Our staff accommodation permitting the resale offering of shares to be issued under an equity line transaction is not available where there is not an active public market for the shares being offered. In this regard, we note that your common stock is quoted on the OTC Pink marketplace and note further your statement on the cover page that there is not an active trading market for your common stock. Please remove these shares from your registration statement as the staff does not consider the private transaction to be completed due to lack of a fixed purchase price under your equity line agreement and our position that the OTC Pink marketplace does not constitute an existing or public market. For additional guidance, please consider Questions 139.12 139.24 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

In response to this comment, the Company executed a termination agreement with Creative Capital Ventures Ltd.  With the termination of the equity line, the Company removed the 10 million shares of common stock in the amended registration statement.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

In response to this comment, there are no written communications or research reports responsive to this request.

Prospectus Cover Page

4. We note your disclosure that the price at which the selling shareholders may sell their shares will be at a price of $0.10 per share “or at prevailing market prices, prices related to prevailing market prices, or at privately negotiated prices.” Since there is not an active trading market for your common stock, as you note, your references to “prevailing market prices” are not appropriate and you must disclose a fixed price. We will not object, however, if you state that the securities will be sold at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board or the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices. Please make corresponding changes throughout the prospectus.

In response to this comment, the Company revised its disclosures throughout the amended registration statement to state that the selling shareholders may sell their shares at a fixed price of $0.10 per share until such time as the shares of the Company’s common stock are traded on the OTC Bulletin Board sponsored by FINRA or OTCQB operated by OTC Markets Group, Inc. and thereafter the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the selling shareholders.

5. Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as it is likely to suggest that the total gross proceeds will be received.

In response to this comment, the Company removed the proceeds table from the amended registration statement.

Prospectus Summary, page 1

6. Please disclose here and under your plan of distribution that you will have to maintain a current and effective registration statement for investors to exercise the warrants that are included as part of the units. Provide risk factor disclosure that addresses the risk to investors of the company not maintaining a current and effective registration statement.

In response to this comment, the Company included the requested disclosure in the Summary and Plan of Distribution sections. The Company also provided a risk factor to address the risk to investors of the Company not maintaining a current and effective registration statement.

Risk Factors, page 3

7. It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will be subject to the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

In response to this comment, the Company included a disclosure about its plans to register under Section 12(g) of the Exchange Act under the Market for Common Equity and Related Shareholder Matters section of the amended registration statement. The Company also included risk factors to explain the limited reporting requirements imposed by Section 15(d) and the difference in reporting requirements of a fully reporting company.

8. Please address, in a separate risk factor, the possibility that your reporting obligations under Section 15(d) may be suspended due to a limited number of shareholders and alert potential investors to the adverse consequences of such a suspension of your reporting duties.

In response to this comment, the Company included a risk factor to address the possibility that the Company’s reporting obligations may be suspended due to a limited number of shareholders.  The Company also addressed the adverse consequences of a suspension of the Company’s reporting duties.

Risks Related to Our Financial Condition

“If we do not obtain additional financing…,” page 3

9. Please add a discussion here or in a separate risk factor that addresses the minimum period of time you will be able to conduct planned operations using currently available capital resources and the extent to which you currently use capital resources in your operations on a monthly basis. To the extent that you anticipate a deficiency in capital resources, disclose this and alert investors to the minimum additional capital necessary to fund planned operations for a 12-month period.

In response to this comment, the Company expanded the risk factor to address the minimum period of time the Company will be able to conduct planned operations using currently available capital resources.  The Company also provided its monthly burn rate and provided the minimum additional capital necessary to fund planned operations for a 12 month period.

Description of Securities, page 16

10. Please revise to disclose the material terms of the warrants being registered including, but not limited to, the amount of securities called for by the warrants, the exercise price and the period during which the warrants are exercisable, provisions for changes to or adjustments in the exercise price, and any other material terms. See Item 202(c) of Regulation S-K.

In response to this comment, the Company included tables in the Description of Securities section to disclose the material terms of the warrants being registered.

Warrants, page 18

11. Please revise the second paragraph to clarify the specific date on which the warrants expire.

In response to this comment, the Company included the range of dates when the warrants expire.

Our Business, page 18

12. Please tell us whether you are dependent on one or a few major customers. If so, please provide appropriate disclosure here and consider whether any customer agreements are required to be filed. See Items 101(h)(4)(vii) and 601(b)(10) of Regulation S-K.

In response to this comment, the Company is not dependent on one or a few major customers.

Government Regulation, page 21

13. Please ensure that you discuss the effect of existing or probable governmental regulations on your business. For example, consider whether a discussion of the United States Telephone Consumer Protection Act and other relevant laws and regulations should be included here.

In response to this comment, the Company expanded its disclosures in the amended registration statement to discuss the U.S. Telephone Consumer Protection Act and other relevant laws and regulations that may affect the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 24

14. Please note that your MD&A section should discuss and analyze the company’s business as seen through the eyes of management and not merely recite the financial statements in narrative form. In this regard, we note that your year-to-year comparisons recite line items from your financial statements. Please revise to discuss any known trends or uncertainties that have had or that you expect will have a material impact on your net sales or income from continuing operations. Additionally, please provide a narrative description of the extent to which increases in net sales from 2012 to 2013 were attributable to increases in prices or to increases in the amount of services sold. See Item 303 of Regulation S-K. For additional guidance, please consider Section III.B of SEC Release No. 33-8350.

In response to this comment, the Company revised the MD&A section to discuss and analyze the Company’s business, trends and uncertainties that have had or may have a material impact on sales from continuing operations. The Company also provided a narrative description of the reasons for the increases in net sales from 2012 to 2013.

Directors, Executive Officers, Promoters and Control Persons, page 27

15. We note that Mr. Asefi has served as the CEO and Director of Textmunication, Inc., your subsidiary, since March 2009. Please revise to also include Mr. Asefi’s term of office as a director and executive officer of the registrant. See Item 401(a) and (b) of Regulation S-K. Also, please revise to include a statement discussing Mr. Asefi’s specific experience, qualifications, attributes, or skills that support his service as a director. See Item 401(e) or Regulation S-K.

In response to this comment, the Company revised its disclosure to include the term of office as an executive and director of the Company. The Company also listed the reasons that support his service as a director of the Company.

Executive Compensation

Summary Compensation Table, page 28

16. Please tell us whether Messrs. Mailloux and Brock have served the registrant or the subsidiary in any capacity in fiscal years 2012 and 2013 or are serving currently. In addition, advise us of their terms of office at any time. In this regard, please tell us how you determined to include their names in the summary compensation table. Refer to Item 402(m) of Regulation S-K.

In response to this comment, the Company included the dates of service in 2012 and 2013 for Messrs. Mailloux and Brock.  Neither individual served in any capacity with the Company’s subsidiary, but both served as the Company’s PEO and requires disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 29

17. We note that you have included Creative Capital Ventures Ltd., the entity with whom you entered into the equity line agreement, in the beneficial ownership table, though it does not appear to have beneficial ownership of the 10,000,000 shares listed. As it appears that Creative Capital does not currently have voting or dispositive power over the shares or the right to acquire voting or dispositive power over the shares within 60 days, it is unclear why you have included this entity in the table. Please see Item 403 of Regulation S-K and Exchange Act Rule 13d-3 and revise or advise.

In response to this comment, the Company removed Creative Capital from its disclosures in the amended registration statement. Please see response to comment number 2.

18. Please clarify by footnote or otherwise the amount of shares with respect to which each person identified in the beneficial ownership table has the right to acquire beneficial ownership within 60 days. See Item 403 of Regulation S-K.

In response to this comment, the Company clarified by footnote the amount of shares with respect to which each person identified in the beneficial ownership table has the right to acquire beneficial ownership within 60 days.

Changes in Control, page 29

19. We note your disclosure on page 8 that Mr. Asefi pledged 59,400,000 of his shares to secure payment under a convertible note and that if the holder of the note were to foreclose on the pledged shares there would be a change in control of the company. Please disclose the material terms of this arrangement. See Item 403(c) of Regulation S-K. Additionally, in a footnote to your beneficial ownership table, please discuss the amount of shares Mr. Asefi has pledged. See Item 403(b) of Regulation S-K.

In response to this comment, the Company disclosed the material terms of the note as requested. The Company also discussed the amount of shares Mr. Asefi has pledged in the beneficial ownership table.

Recent Sales of Unregistered Securities, page 33

20. Please revise this section to include the information required by Item 701 of Regulation S-K including, but not limited to, the date of sale and the exemption from registration claimed.

In response to this comment, the Company revised its disclosures to provide the information required by Item 701 of Regulation S-K.

Exhibits and Financial Statement Schedules, page 34

21. Please file a copy of the form of warrant and subscription agreements for this offering as exhibits to the registration statement.

In response to this comment, the Company filed Form of Subscription Agreement and Form of Warrant to the amended registration statement.

22. Please file your employment agreement with Mr. Asefi as an exhibit to the registration statement.

In response to this comment, the Company filed the employment agreement as an exhibit to the amended registration statement.

Exhibit 5.1

23. We note your disclosure on page 18 that Cane Clark LLP has provided the legality opinion on the validity of your common stock and that the legality opinion is provided on Cane Clark LLP letterhead. However, we also note that the legality opinion appears to be signed by Mr. Doney in his individual capacity. Please reconcile.

In response to this comment, Cane Clark, LLP revised the legal opinion so it is clear that Mr. Doney is signing as an authorized representative of Cane Clark, LLP.

Exhibit 23.1

24. We note that the auditor consents to the inclusion of their report dated May 9, 2014 on the consolidated financial statements for the years ended December 31, 2013 and 2012. Please revise to indicate whether the auditor also consents to the inclusion of the balance sheets dated as of December 31, 2013 and 2012. Please also revise to indicate whether the auditor consents to the reference to the firm as “experts” as disclosed on page 18 of the registration statement.

In response to this comment, the Company filed a new consent adhering to the above requirements.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Textmunication Holdings, Inc.

/s/ Wais Asefi
Wais Asefi

Enclosure (Acknowledgment by the Company)